Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

6 November 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

Presentation
November 2008

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

CUE ENERGY RESOURCES LTD

SMALL CAP AUSTRALIAN INDEPENDENT OIL & GAS PRODUCING COMPANY

- Established in 1981, SE Asia, Australasia focus
- Market Cap ~ US$60 (A$ 87) million,= US$ 1.14 / BOE, US$ 19.54 / bbl 2P
- Ordinary shares 628.2 million
- Top 20 shareholders 398 million (63%),
- Top 2 shareholders
  - Todd Petroleum (NZ) 25%
  - Singapore Petroleum 15%
- Cash Sept 30 2008, A$ 17.5 million, US$ 20 million loan facility
- Listed on ASX, POMSOX (Code CUE) + ADR program



ASSET LOCATION MAP



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
W.A.
N.T.
QLD
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
ADELAIDE
PERTH
HOBART
OIL, GAS PRODUCTION
Sampang PSC
Cue 15%
CONTINGENT GAS RESOURCE
AC/RL 7
Cue 20%
EXPLORATION
WA-389-P
*Cue 100%
EXPLORATION
WA-409-P
*Cue 50%
EXPLORATION
WA-359-P
WA-360-P
Cue 20%
EXPLORATION
WA-361-P
Cue 15%
OIL PRODUCTION
PDL3
Cue 5.568892%
(SE Gobe Unit 3.285651%)
EXPLORATION
PPL190
Cue 10.947%
CONTINGENT GAS RESOURCE
PRL9
Cue 14.894%
CONTINGENT GAS RESOURCE
PRL8
Cue 10.72%
EXPLORATION
T/37P & T/38P
* Cue 50%
OIL PRODUCTION/ APPRAISAL
PMP 38160/ PEP 38413
Cue 5%
EXPLORATION
PEP 38494
Cue 20%

* Operator

GROWTH PLAN

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$ 500 (US$350) million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions / Mergers

... balanced portfolio

ACHIEVEMENTS

PRODUCTION
- SE Gobe oil (PNG)
- Oyong oil (Indonesia)

DEVELOPMENT
- Maari oil (New Zealand)
- Oyong gas (Indonesia)
- Wortel gas (Indonesia)

APPRAISAL
- Manaia oil (New Zealand)
- Barikewa gas (PNG)

EXPLORATION
- Acquired 8 offshore permits in three years
- Farmed out four Australian areas to date for
  - 3 seismic surveys, 2 firm exploration wells
  - Expected farmout spend A$ 35 million net
- 2D, 3D seismic surveys, exploration drilling

... considerable achievements

CUE HYDROCARBON INVENTORY

OIL RESERVES


0.37 mmbls (2P*)
Oyong
(Indonesia)
0.20 mmbls (2P)
SE Gobe
(PNG)
2.5 mmbls (2P)
Maari
(New Zealand)
1P Reserves 2.18 mmbls (71%)

... drives cashflow increase

* Cue estimate after government take

GAS RESOURCES


~30 BCF
(2P equiv)
Kimu
(PNG)
2.5 BCF
SE Gobe
(PNG)
120 BCF
(2P equiv)
Maple/ Cash
(Australia)
120 BCF
(2P equiv)
Barikewa
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
12 BCF*
(2P equiv)
Wortel
(Indonesia)

...Large future gas potential

NET OIL PRODUCTION FORECAST



☐SE Gobe# ☐Oyong¤ ☐Maari#
... Plus gas production 2008 onwards
Barrels of Oil Per Year X 1000
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
Barrels of Oil Per Day
-2000
-1500
-1000
- 500

Cue estimate
¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2008 onwards

NET GAS PRODUCTION FORECAST


Billion Cubic Feet Per Year
Oyong
Wortel
0
1
2
3
4
5
2008
2009
2010
2011
2012
2013
2014
2015
- 750
- 500
- 250
Barrels of Oil Equivalent Per Year
X 1000

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

PAPUA NEW GUINEA



PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PRL 8
PDL 3
BARIKEWA GAS FIELD
PRL 9
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Proposed Gas Pipeline
To Port Moresby
CUE ACREAGE
0
50
KILOMETRES

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD


PPL 219
PPL219
Gobe Main Field
PDL4
PPL206
PDL3
PPL190
Makas
Wasuma
South East Gobe Field
PDL4
SEG 10
SEG 13
SEG 14
SEG 12
SEG UNIT
Gobe 4
Gobe 3X
PN99-215
Cobra -1
Beaver_1
Tabe
Billip_1
Iehi-1
0
5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline

... provides base income

COBRA 1 SEISMIC LINE

PN99-215



Cobra-1A
Gobe Thrust
Darai Limestone
Ieru Formation
Top Hedinia Sandstone
Top Iagifu Sandstone
GAS + CONDENSATE
34 metre column

SAMPANG PSC – INDONESIA



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
N
Java Sea
KE Field
Madura
Sumenep
Katagenah Field
Bangkalan
Lerpak Field
Gresik
Sekarkorong Field
Bogomiring Field
Sampang
Pamekasan
Sampang PSC
Surabaya
Kerawai
Lidah Field
Kutl Field
Bakung
Dukuh
Sidoarjo
Wunut Field
Enau
Flamboyan
Persik
Jalar
Paus
Herbras
Raja
Gurita
Ubur-Ubur
Genteng
Puteran
Madura Offshore PSC
Maleo Field
9 200 000mN
Wortel
BD Field
Jeruk
Oyong
28" Diameter Pipeline
0
20
KILOMETRES
Madura Strait
Pasuruan
Grati
Probolinggo
Besuki
700 000mE
750 000mE
MALAYSIA
INDONESIA
Location
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd

OYONG DEVELOPMENT CONCEPT



Madura
Gresik
Surabaya
Oyong Gas and Oil Field
Wellhead Structure
Oil Storage Tanker
Production Barge
Oil Phase
Trans Java Pipeline
PGN Pipeline
Grati
60 km Pipeline
Onshore Gas Receiving Facilities
Gas Phase
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

OYONG DEVELOPMENT



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
Sea Surface

OIL PHASE

- First oil September 2007, 2Q 6700 bopd gross
- 6-10 million barrels recoverable
- 2.0 million barrels produced to 30 June 2008

GAS PHASE

- Gas Sales Agreement signed
- Gas development underway
- First gas 3Q 2009 @ 40 - 60 million cfd gross
- 100 billion cubic feet recoverable in mid case

COST

- Estimated capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

Source: Santos Ltd

WORTEL GAS DISCOVERY



Wortel
Surabaya
Sampang PSC
Madura Strait
Brantas PSC
Limit of Oyong 3D seismic
Wortel-1
Wortel-2
Pare Lead
Oyong Field (3D detail mapping)
1200
1300
1400
1600
RECOVERABLE GAS POTENTIAL (BCF)
LOW MID HIGH
60 100 130
Gas
Gas above oil
Oil
Limit of Wortel reservoir
1km
Contour interval 20m

Depth Map

... tie to Oyong

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- 2D seismic infill – interpreted
- Tie back to Oyong
- Development approval 3Q 2009
- First gas 4Q 2010
- Estimated CAPEX US$113 million
- Cue share US$17 million

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
naia -1 (prop)
Maui-4
Water depth approx
100m


Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Proposed well

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%


New Plymouth
Kaimiro
Tui area fields
Maui
Kapuni
Kupe South
40km

... upside potential in Maari & Manaia

MAARI DEVELOPMENT SCHEME



Wellhead Platform
Floating Production Storage
Offloading (FPSO)
Production
and water
injection
wells
Subsea Production, Test,
Water Injection, and Umbilical
Anchor chains

Source OMV New Zealand

... development underway

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
MAARI
ZONE
FAULT
MANAIA
KIWI

- Platform & FPSO installed
- First oil YE 2008, full production mid 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- P_{50} oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ +10-20 mmbbls)

- Capital cost ~ US$600 million gross
  Cue share ~ US$30 million
  Project loan facility US$20 million

... substantial oil production increase

NZ Permit: PEP38494



Auckland
NEW ZEALAND
Maari
Manaia
Pike
Paua
Tio
Matariki
Matariki
North Tasman-1
Puanga
Takurua
Kokirikiri
Puanga-iti
Tasman-1
Fresne-1
PEP 38494
Fresne Anticline
Te Whatu-2
Te Whatu-1
6140000
6120000
6100000
6080000
2500000
2520000
2540000
2560000
Top Eocene fault
Anticline axis
Syncline axis
Oil Discovery
TE Prospect
TE Lead
Top Eocene TWT contours
0 3 6 12 18 24 km
Cue interest 20%

Source : Todd Energy, 2008

LOCATION CARNARVON BASIN PERMITS



LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
Rose 3D Seismic Survey
Cue 100%
WA-389-P
WA-409-P
Cue 50%
Cue 20%
WA-359-P
Cue 15%
WA-361-P
Zeus
Cue 20%
WA-360-P
WA-270-P
Giallon-1
Andromeda-1
Brigadier-1
Gandara-1
Eastwood-1
Malus-1
Lacerta-1
200
Mutineer
Exeter
WA-191-P R3
WA-4-L R1
WA-16-L
Hermes
Lambert
Angel
Talisman
WA-17-L
Perseus
Eaglehawk
Egret
WA-3-L
WA-4-L
WA-8-L
Cossack
Wanaea
North Rankin
WA-1-P R5
191-PR3
Legendre
Goodwyn
WA-2-L R1
WA-28-P R6
WA-208-P R2
W03-9
Echo/Yodel
Rankin
Dockerell
Dixon
WA-6-L R1
WA-28-P R6
WA-1-P R5
1-P R5
WA-254-P R1
WA-254-P R2
WA-310-P
WA-330-P
WA-321-P
WA-209-P R2
WA-202-P R2
WA-312-P
WA-267-P
WA-253-P R1
Wheatstone
Geryon
Urania
WA-350-P
253-P R1 P0
WA-17-R
Pluto
Iago
WA-16-R
WA-7-P R1
Wilcox
WA-323-P
20°
Dionysus
W04-9

... adjacent to large fields

WA-361-P : ZEUS PROSPECT



WA361
Zeus
Zeus -1 (prop)
Perseus
Nth Rankin
Interpreted Legendre sands at Zeus represented by high amplitude reflections - possible "bright spots"
Perseus-3A (offset)
Legendre gas sands at Perseus represented by high amplitude reflections - possible "bright spots"

Source : MEO, 2008

ASHMORE CARTIER LEASE AUSTRALIA



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
Recoverable gas (BCF) POTENTIAL
1P equiv 290
2P equiv 640
3P equiv 1430
~200km
~700km
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

BASS BASIN PERMITS AUSTRALIA


VICTORIA
TASMANIA
N
Konkon 1
Seal 1
T/45P
(Rawson Resources)
Toolka 1
Koorkah 1
T06-3
(Tap?)
Cormorant 1
King 1
Barramundi 1
Duke Energy International
Tasmanian Gas Pipeline
Bass 1
Trefoil 1
Yolla
T/RL1
Tilana 1
Bass 2
Yurongi 1
Dondu 1
T/37P
Nangkero 1
Squid
T/44P
(Origin)
White Ibis 1
Bass 3
T/18P
Tarook 1
Poonboon
T/38P
Pelican 1
Pelican 5
T/41P
Chat 1
T/43P
Durroon 1
T/42P
T/39P
Spikey Beach Prospect
CUEBASS08
2D Seismic Survey outline
Tasmanian Devil 1
Smithton
gas pipeline
Devonport
Tasmania
Launceston
0
25Km
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area
(Cue 10% interest)
AUSTRALIA

... focus of renewed industry interest

SPIKEY BEACH PROSPECT



Spikey Beach-1
0.500
1.000
1.500
2.000
2.500
Top Eastern View objective
Pelican gas field

POTENTIAL	
Recoverable oil	16 - 30 mmbbls
Cue share	10%

ACTIVITY TIMING


2008
2009
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
EXPLORATION SEISMIC
T/37P T/38P (2D)
WA-389-P (3D)
EXPLORATION/APPRAISAL DRILLING
PPL190 Cobra -1A
T/38P Spikey Beach -1
WA-361-P Zeus -1
PEP38413 Manaia -1
PEP38494 Matariki -1
PRL -9 Barikewa -3
DEVELOPMENT PROGRAM
MAARI
FPSO & WHP INSTALLATION
PRODUCTION DRILLING
OIL PRODUCTION
1st oil
OYONG
GAS DEVELOPMENT
GAS PRODUCTION
1st gas
WORTEL
GAS DEVELOPMENT

NET OIL PRODUCTION FORECAST



☐ SE Gobe#
☐ Oyong¤
☐ Maari #
☐ Risked Maari upside & Manaia #
☐ Risked exploration success #
Barrels of Oil Per Year X 1000
900
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
-2500
-2000
-1500
-1000
- 500
Barrels of Oil Per Day

Cue estimate 2008, 2009 wells
¤ Cue entitlement estimate (after government take)

... substantial potential future cash flow

SUMMARY

WHY INVEST IN CUE

Balanced portfolio

- Large increase in oil production
- Gas production beginning
- Appraisal drilling
- Exploration drilling
- Quality exploration acreage
- Large gas upside

END